UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 11, 2000

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - June 30,1999  and 2000
2. Statements  of Income for the six months  ended June 30, 1999 and 2000
3. Statements of Cash Flows for the six months ended June 30, 1999 and 2000
4. Summary Financial Data by Business Segment for the six months ended June 30, 1999 and 2000
5. Selected Historical Financial and Other Data - 2Q1999, 2Q2000, 1H1999 and 1H2000

                                TOTAL FLEET S.A.

                    BALANCE SHEETS - JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                             June 30,
                                                     -----------------------
                                                       1999           2000
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               8,681          3,882

Accounts receivable, net                                3,851          8,920

Revenue-earning vehicles, net                          21,126         43,593

Prepaid expenses and other                                892          7,478
                                                       ------        -------
                                                       34,550         63,873
                                                       ------        -------

NONCURRENT ASSETS:

Revenue-earning vehicles, net                          50,442         80,533

Escrow deposits                                            87            289

Deferred tax credits                                    1,519          1,089
                                                       ------         ------
                                                       52,048         81,911
                                                       ------         ------


PROPERTY AND EQUIPMENT, NET                               208            184
                                                       ------        -------
                                                       86,806        145,968
                                                       ======        =======

                                TOTAL FLEET S.A.

                    BALANCE SHEETS - JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                             June 30,
                                                     -----------------------
                                                       1999           2000
CURRENT LIABILITIES:                                 --------       --------

Short-term debt                                             -          3,046

Accounts payable                                        1,997          3,411

Payroll and related charges                             1,046          1,786

Income and social contribution taxes                        -          7,213

Taxes, other than on income                               207            374

Advances from customers                                 4,977          1,126
                                                        -----         ------
                                                        8,227         16,956
                                                        -----         ------


NONCURRENT LIABILITIES:

Reserve for contingencies                                 503          1,172

Deferred tax liability                                    383              -

Other                                                      75            297
                                                          ---          -----
                                                          961          1,469
                                                          ---          -----



SHAREHOLDERS' EQUITY:                                  77,618        127,543
                                                       ------        -------
Total liabilities and shareholders' equity             86,806        145,968
                                                      =======        =======

                                TOTAL FLEET S.A.

                       CONSOLIDATED STATEMENTS OF INCOME

               FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                   Six months ended June 30,
                                                   -------------------------
                                                      1999           2000
NET REVENUES:                                       --------        -------


Vehicle rental                                        25,555         45,847

Used car sales                                        12,085         15,666
                                                      ------         ------
 Total revenues                                       37,640         61,513
                                                      ------         ------



EXPENSES AND COSTS:

Direct operating                                      (5,426)        (9,513)

Cost of used car sales                               (10,321)       (11,391)

Selling, general and administrative                   (4,755)        (5,780)

Depreciation of vehicles                              (6,952)       (14,441)

Other depreciation and amortization                      (36)           (43)
                                                     -------        -------
                                                     (27,490)       (41,168)
                                                     -------        -------

Operating income                                      10,150         20,345


FINANCIAL EXPENSE, NET                               (14,621)         (462)
                                                     -------         ------


Income (loss) before taxes                            (4,471)       19,883


INCOME TAXES                                           1,135        (6,654)
                                                       -----         -----

Net income (loss)                                     (3,336)       13,229
                                                      ======        ======

                                TOTAL FLEET S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                    (Stated in thousands of Brazilian reais)

                                                      Six months ended June 30,
                                                      -------------------------
                                                         1999           2000
                                                       --------        -------

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                            (3,336)        13,229

   Non-cash adjustments-

      Depreciation and amortization                       7,822         14,461

      Allowance for doubtful accounts                        -              58

      Deferred taxes on income                           (1,136)          (538)

      Reserve for contingencies                             477            767

      Accrued interest expense                              321              -

      Accrued interest income                                (5)             -

      Monetary restatement, net                               -             18

      Foreign exchange loss - short-term debt, net       14,675            342
                                                         ------         ------
                                                         18,818         28,337
                                                         ------         ------


(Increase) decrease in assets:

   Accounts receivable                                  (3,851)        (4,325)

   Revenue-earning vehicles-

     Additions:

       New acquisitions                                (31,597)       (42,300)

       Assumption of debt                              (22,659)             -

       Capital increase                                (34,975)             -

     Proceeds from sales                                10,321         11,390

     Stolen vehicles, net of recoveries                     93            491

     Discount for damaged cars sold                        297            569

   Prepaid expenses                                     (1,361)        (1,224)

   Escrow deposits                                         (81)           (87)

   Other                                                  (365)        (6,020)
                                                        ------         ------
                                                       (84,178)       (41,506)
                                                        ------         ------

                                TOTAL FLEET S.A.

                            STATEMENTS OF CASH FLOWS

              FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                    (Stated in thousands of Brazilian reais)

                                                      Six months ended June 30,
                                                      -------------------------
                                                          1999          2000
                                                        --------       -------
Increase (decrease) in liabilities:

   Accounts payable                                        1,418          672

   Payroll and related charges                             1,088         (309)

   Income and social contribution taxes                        -        7,191

   Taxes other than on income                                207           73

   Advances from customers                                 4,977       (1,333)

   Reserve for contingences                                  (17)           -

   Other                                                     654            -
                                                          ------        -----
                                                           8,327        6,294
                                                          ------        -----

  Net cash provided by/(used in) operating activities    (57,033)      (6,875)
                                                          ------        -----


CASH FLOWS FROM INVESTING ACTIVITIES:

   Additions to property and equipment                      (244)         (15)
                                                            ----          ---
        Net cash used in investing activities               (244)         (15)
                                                            ----          ---

CASH FLOWS FROM FINANCING ACTIVITIES:

   Short term loans

     Proceeds                                                  -       27,080
     Repayments                                                -      (27,341)

   Transactions with related parties-

     Proceeds:

       Assumption of debt                                 22,659            -
       Capital increase-capitalization of debt           (37,899)           -

   Aditions paid-in capital

    Cash                                                  13,695        7,160

    Capitalizations of debt                               37,899            -

    Capital increase:

      With revenue earning vehicles                       34,975            -
      With payroll charges                                  (733)           -
      With advances from customers                        (4,648)           -
                                                          ------       ------

    Net cash provided by (used in) financing activities   65,948        6,899
                                                          ------       ------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       8,671            9


CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD              10        3,873
                                                           -----        -----

CASH AND CASH EQUIVALENTS AT END OF PERIOD                 8,681        3,882
                                                           =====        =====

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )



                                           Six months ended June 30,
                                           -------------------------
                                             1999              2000
                                           --------          -------

      NET REVENUES:

      Vehicle Rental                        25,555            45,847

      Used car sales                        12,085            15,666
                                            ------            ------
                                            37,640            61,513
                                            ------            ------


      DEPRECIATION:

      Vehicle Rental                        (6,952)          (14,441)

      Other                                    (36)              (43)
                                            ------            ------
                                            (6,988)          (14,484)
                                            ------            ------


      OPERATING INCOME (LOSS):

      Vehicle Rental                        11,282            19,312

      Used car sales                           663             3,197

      Corporate expenses                    (1,759)           (2,121)

      Other depreciation                       (36)              (43)
                                            ------            ------
                                            10,150            20,345
                                            ------            ------


      OPERATING MARGIN:

      Vehicle Rental                          44.1%             42.1%

      Used car sales                           5.5%             20.4%

      Total                                   27.0%             33.1%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                                         2 Q 1999    2 Q 2000     1 H 1999    1 H 2000
                                                         --------    --------     --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Vehicle Rental                                          13,128      24,627       25,555      45,847
  Used car sales                                           7,286       8,161       12,085      15,666
                                                          ------      ------       ------      ------

Total net revenues                                        20,414      32,788       37,640      61,513


Direct operating costs and expenses:

  Vehicle Rental                                          (2,902)     (4,930)      (5,426)     (9,513)
  Cost of used car sales                                  (6,186)     (5,774)     (10,321)    (11,391)
                                                          ------      ------      -------     -------
Total direct operating costs and expenses                 (9,088)    (10,704)     (15,747)    (20,904)
                                                          ------     -------      -------     -------

Gross profit                                              11,326      22,084       21,893      40,609

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Vehicle Rental                                        (1,018)     (1,262)      (1,895)     (2,581)
    Used car sales                                          (702)       (470)      (1,101)     (1,078)
                                                          ------      ------       ------      ------
      Total adverstising, promotion and selling           (1,720)     (1,732)      (2,996)     (3,659)

  General and administrative expenses                       (706)     (1,026)      (1,493)     (1,985)

  Other                                                     (138)        (62)        (266)       (136)
                                                           -----       -----        -----       -----
Total selling, general, administrative and other expenses (2,564)     (2,820)      (4,755)     (5,780)

Depreciation expenses:

 Vehicle depreciation expenses:

   Vehicle Rental                                         (3,394)     (7,427)      (6,952)    (14,441)

   Non-Vehicle depreciation and amortization expenses        (18)        (21)         (36)        (43)
                                                          ------      ------       ------     -------
Total depreciation expenses                               (3,412)     (7,448)      (6,988)    (14,484)
                                                          ------      ------       ------     -------

Operating income                                           5,350      11,816       10,150      20,345

Financial Interest:
   Expense                                                   (16)       (346)        (350)       (691)
   Income                                                    274          74          461         167
   Tax on financial revenues                                  (8)         (2)         (16)         (7)
   Monetary variation and exchange loss                       (3)         (1)     (14,716)          5
   Monetary variation and exchange gain                        -           -           -           64
                                                           -----      ------      -------        ----
      Financial interest (expense) income, net               247        (275)     (14,621)       (462)

Income/loss before taxes                                   5,597      11,541       (4,471)     19,883

Tax (expense) credit                                      (1,433)     (3,885)       1,135      (6,654)
                                                          ------      ------        -----      ------
Net income (loss)                                          4,164       7,656       (3,336)     13,229
                                                           =====       =====       ======      ======

STATEMENT OF OPERATIONS DATA                             2 Q 1999    2 Q 2000     1 H 1999    1 H 2000
                                                         --------    --------     --------    --------
OTHER DATA :

EBITDA                                                      8,762      19,264       17,138      34,829

Vehicle Depreciation Expense                               (3,394)     (7,427)      (6,952)    (14,441)
                                                           ------      ------       ------      ------
Adjusted EBITDA                                             5,368      11,837       10,186      20,388
                                                            =====      ======       ======      ======

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
SELECTED OPERATING DATA:                                 2 Q 1999    2 Q 2000     1 H 1999     1 H 2000
                                                         --------    --------     --------     --------
Gross profit:
  Vehicle Rental                                           10,226      19,697       20,129       36,334
  Used Car Sales                                            1,100       2,387        1,764        4,275
                                                           ------      ------       ------       ------
    Total Gross Profit                                     11,326      22,084       21,893       40,609


Gross margin:
  Vehicle Rental                                           77.89%      79.98%       78.77%       79.25%
  Used Car Sales                                           15.10%      29.25%       14.60%       27.29%

  Total Gross Margin (average)                             55.48%      67.35%       58.16%       66.02%


Average Operating Fleet                                     4,850       9,261        4,655        8,826

Average Operating Fleet Age (months)                         10.2        10.2         10.3          9.6

Number of Rental Days                                     415,830     832,110      807,300    1,564,290

Utilization Rates                                          95.26%      99.84%       96.35%       98.46%

Numbers of Cars Purchased                                   1,255         805        1,952        2,570

Average Purchase Price                                      15.40       19.11        15.30        15.92

Total Investment in Fleet                                19,325.0    15,384.9     29,874.0     40,926.6

Numbers of Cars Sold                                          676         516        1,091        1.057

Average Car Price                                           10.78       15.60        11.08        14.54

Depreciation per car                                         2.80        3.21         2.99         3.27

Average Annual Revenue per Owned
 Car in Operation.....(R$)                              10,826.47   10,637.25    10,980.38    10,389.08

Average Rental Revenue per Rental
 Car per Day.....(R$)                                       31.57       29.60        31.65        29.31